Earning Release

ELBIT SYSTEMS REPORTS
FIRST QUARTER 2019 RESULTS

Backlog of orders at $9.7 billion; Revenues at $1,022 million;
Non-GAAP net income of $66 million; GAAP net income of $50 million; Non-GAAP net EPS of $1.54; GAAP net EPS of $1.18

Haifa, Israel, May 28, 2019 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended March 31, 2019.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “The results of the first quarter of 2019 mark the first full quarter that includes the results of IMI. I am pleased with our results, especially the 25% growth in revenue with a well-diversified global presence in which our major geographic regions grew on an absolute basis. Our economies of scale enabled us to maintain a similar level of operating margins despite lower gross margins following the IMI acquisition. The significant increase in our backlog and the progress in the integration of IMI into the Company, support our long-term growth potential.”

First quarter 2019 results:

Revenues in the first quarter of 2019 were $1,021.7 million, as compared to $818.5 million in the first quarter of 2018. The strong growth was mainly driven by the consolidation of IMI and Universal performance in the first quarter of 2019.

Non-GAAP (*) gross profit amounted to $283.4 million (27.7% of revenues) in the first quarter of 2019, as compared to $239.8 million (29.3% of revenues) in the first quarter of 2018. GAAP gross profit in the first quarter of 2019 was $277.6 million (27.2% of revenues), as compared to $235.4 million (28.8% of revenues) in the first quarter of 2018.

Research and development expenses, net were $77.4 million (7.6% of revenues) in the first quarter of 2019, as compared to $68.2 million (8.3% of revenues) in the first quarter of 2018.

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* see page 3

Earning Release

Marketing and selling expenses, net were $71.8 million (7% of revenues) in the first quarter of 2019, as compared to $68.2 million (8.3% of revenues) in the first quarter of 2018.

General and administrative expenses, net were $53.6 million (5.2% of revenues) in the first quarter of 2019, as compared to $35.7 million (4.4% of revenues) in the first quarter of 2018.

Other operating income, net was $1.2 million in the first quarter of 2019, due to a gain resulting from an investment and remeasurement of the Company in a subsidiary.

Non-GAAP(*) operating income was $84.0 million (8.2% of revenues) in the first quarter of 2019, as compared to $69.4 million (8.5% of revenues) in the first quarter of 2018. GAAP operating income in the first quarter of 2019 was $76.0 million (7.4% of revenues), as compared to $63.3 million (7.7% of revenues) in the first quarter of 2018.

Financial expenses, net were $13.9 million in the first quarter of 2019, as compared to $10.2 million in the first quarter of 2018. Financial expenses, net in the first quarter of 2019, include exchange rate differences of approximately $9.3 million related to the recognition of lease liabilities denominated in foreign currencies (mainly in New Israeli Shekels) as a result of the adoption of ASC 842, Leases, effective January 1, 2019.

Other (expenses) income, net were $3.4 million in the first quarter of 2019, mainly due to the non-service cost components of pension plans, in accordance with ASU 2017-07.

Taxes on income were $10.1 million (effective tax rate of 17.2%) in the first quarter of 2019, as compared to $6.4 million (effective tax rate of 12.0%) in the first quarter of 2018.

Equity in net earnings of affiliated companies and partnerships was $2.2 million (0.2% of revenues) in the first quarter of 2019, as compared to $3.1 million (0.4% of revenues) in the first quarter of 2018.

Net income attributable to non-controlling interests was $0.4 million in the first quarter of 2019, as compared to $0.2 million in the first quarter of 2018.

Non-GAAP(*) net income attributable to the Company's shareholders in the first quarter of 2019 was $65.8 million (6.4% of revenues), as compared to $55.1 million (6.7% of revenues) in the first quarter of 2018. GAAP net income attributable to the Company's shareholders in the first quarter of 2019 was $50.5 million (4.9% of revenues), as compared to $49.6 million (6.1% of revenues) in the first quarter of 2018.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.54 for the first quarter of 2019, as compared to $1.29 for the first quarter of 2018. GAAP diluted earnings per share in the first quarter of 2019 were $1.18, as compared to $1.16 for the first quarter of 2018.

The Company’s backlog of orders as of March 31, 2019 totaled $9,658 million as compared to $8,046 million as of March 31, 2018. Approximately 59% of the current backlog is attributable to orders from outside Israel. Approximately 61% of the current backlog is scheduled to be performed during 2019 and 2020.

Operating cash flow generated in the three months ended March 31, 2019 was $46.5 million, as compared to $147.9 million used in the three months ended March 31, 2018.

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* see page 3

Earning Release

Adoption of New Accounting Standard:

The Company adopted Accounting Standards Update (ASU) 2016-02, Leases (ASC 842), effective January 1, 2019, using a modified retrospective transition method. Consequently, periods prior to January 1, 2019 are not restated for the adoption of ASU 2016-02.

Leases (ASC 842), as amended, requires lessees to recognize a Right of Use ("ROU") asset and lease liability on the balance sheet for most lease arrangements and expands disclosures about leasing arrangements for both lessees and lessors, among other items. We adopted ASU 2016-02 using the optional transition method whereby we applied the new lease requirements under ASU 2016-02 through a cumulative-effect adjustment.

We recognized approximately $370 million of ROU operating lease assets and lease liabilities as a result of adopting this standard. As part of our adoption, we elected all of the available practical expedients with the exception of the practical expedient permitting the use of hindsight when determining the lease term and assessing impairment of ROU assets. The adoption of the standard increased our financial expenses in the first quarter of 2019, in the amount of $9.3 million as a result of exchange rate differences on lease liabilities denominated in foreign currencies (mainly NIS). The comparative periods have not been restated for the adoption of ASU 2016-02.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, the Company factors out items such as those that have a non-recurring impact on the income statements, various non-cash items, including significant exchange rate differences, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018

GAAP gross profit	$277.6	$235.4	$976.2
Adjustments:
Amortization of purchased intangible assets	5.8	4.4	19.1
Expenses related to IMI acquisition	—	—	66.6
Non-GAAP gross profit	$283.4	$239.8	$1,061.9
Percent of revenues	27.7%	29.3%	28.8%

GAAP operating income	$76.0	$63.3	$292.8
Adjustments:
Amortization of purchased intangible assets	9.2	6.1	26.5
Expenses related to IMI acquisition	—	—	66.8
Gain from changes in holdings	(1.2)	—	(45.4)
Non-GAAP operating income	$84.0	$69.4	$340.7
Percent of revenues	8.2%	8.5%	9.2%

GAAP net income attributable to Elbit Systems’ shareholders	$50.5	$49.6	$206.7
Adjustments:
Amortization of purchased intangible assets	9.2	6.1	26.5
Expenses related to IMI acquisition	—	—	66.8
Impairment of investment	—	—	17.6
Exchange rate differences (*)	8.5	0.2	3.4
Gain from changes in holdings	(1.2)	—	(45.4)
Related tax benefits	(1.2)	(0.8)	(8.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	$65.8	$55.1	$267.5
Percent of revenues	6.4%	6.7%	7.3%

GAAP diluted net EPS	$1.18	$1.16	$4.84
Adjustments, net	0.36	0.13	1.42
Non-GAAP diluted net EPS	$1.54	$1.29	$6.26

(*) Exchange rate differences in the first quarter of 2019 included exchange rate differences of $ 9.3 million on lease contracts as a result of the implementation of ASC 842, effective as of January 1, 2019, as well as other assets and liabilities denominated in non U.S. dollars.

Earning Release

Recent Events:

On March 27, 2019, the Company announced that it was awarded an approximately $125 million (approximately NIS 460 million) contract from the Israeli Ministry of Defense to supply fully automatic self-propelled howitzer gun systems to the Israeli Defense Forces. The contract, which also includes the supply of training simulators, will be performed over a 12-year period.

On April 5, 2019, the Company announced that its U.S. subsidiary, Elbit Systems of America, LLC, signed a definitive agreement with Harris Corporation ("Harris") for the acquisition of Harris’ Night Vision business for a purchase price of $350 million. The transaction is conditioned on completion of Harris' proposed merger with L3 Technologies, Inc, as well as customary closing conditions, including receipt of regulatory approvals.

On April 9, 2019, the Company announced that it obtained the commitment of several institutional investors in Israel to purchase 1,408,921 ordinary shares of the Company, par value 1.0 New Israeli Shekel ("NIS") per share (the "Offered Shares"), at a purchase price per Offered Share of approximately NIS 472 (approximately $132 million), for gross proceeds of approximately NIS 665 million (approximately $186 million). The Offered Shares were held by the Company as treasury shares.

On April 11, 2019, the Company announced that it was awarded an approximately $30 million contract to supply STYLET, a precise Guided Mortar Munition to a country in Asia-Pacific. The contract will be performed over a two-year period.

On May 26, 2019 , the Company announced that it was awarded a $127 million contract to supply vehicular tactical radio systems to the Army of a country in South Asia. The contract will be performed over a three-year period.

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the first quarter of 2019. The dividend’s record date is June 7, 2019. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on June 24, 2019, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call on Tuesday, May 28, 2019 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
Canada Dial-in Numbers: 1 888 604 5839
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 782 4291 (US and Canada) or +972 3 925 5925 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-772946663
j.gaspar@elbitsystems.com
David Vaaknin, VP, Head of Corporate Communications
Tel: +972-772946691
david.vaaknin@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31, 2019	December 31, 2018
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$184,659	$208,479
Short-term bank deposits and restricted deposits	12,003	16,447
Premises evacuation	334,125	—
Trade and unbilled receivables and contract assets, net	1,686,862	1,712,915
Other receivables and prepaid expenses	194,039	199,148
Inventories, net	1,214,498	1,141,996
Total current assets	3,626,186	3,278,985

Investments in affiliated companies and partnerships and other companies	196,481	196,180
Long-term trade and unbilled receivables and contract assets	255,284	297,145
Premises evacuation	39,231	365,436
Long-term bank deposits and other receivables	44,324	42,962
Deferred income taxes, net	43,220	42,804
Severance pay fund	295,347	278,732
	873,887	1,223,259

Operating lease right of use assets	359,652	—
Property, plant and equipment, net	695,514	686,620
Goodwill and other intangible assets, net	1,285,659	1,261,921
Total assets	$6,840,898	$6,450,785

Liabilities and Equity
Short-term bank credit and loans	$167,841	$208,821
Current maturities of long-term loans and Series A Notes	405,059	62,546
Operating lease liabilities	55,758	—
Trade payables	708,791	776,100
Other payables and accrued expenses	1,103,404	1,081,992
Contract liabilities	850,592	780,994
	3,291,445	2,910,453

Long-term loans, net of current maturities	127,346	467,649
Series A Notes, net of current maturities	58,498	56,303
Employee benefit liabilities	762,006	736,798
Deferred income taxes and tax liabilities, net	83,738	78,677
Operating lease liabilities	310,234	—
Contract liabilities	118,561	175,890
Other long-term liabilities	182,759	170,607
	1,643,142	1,685,924

Elbit Systems Ltd.'s equity	1,883,856	1,832,453
Non-controlling interests	22,455	21,955
Total equity	1,906,311	1,854,408
Total liabilities and equity	$6,840,898	$6,450,785

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018
	Unaudited		Audited
Revenues	$1,021,723	$818,528	$3,683,684
Cost of revenues	744,101	583,104	2,707,505
Gross profit	277,622	235,424	976,179

Operating expenses:
Research and development, net	77,354	68,185	287,352
Marketing and selling, net	71,832	68,168	281,014
General and administrative, net	53,640	35,740	160,348
Other operating income, net	(1,234)	—	(45,367)
Total operating expenses	201,592	172,093	683,347
Operating income	76,030	63,331	292,832

Financial expenses, net(*)	(13,925)	(10,248)	(44,061)
Other (expenses) income, net	(3,430)	22	(11,449)
Income before income taxes	58,675	53,105	237,322

Taxes on income	(10,099)	(6,362)	(26,445)
	48,576	46,743	210,877

Equity in net earnings (losses) of affiliated companies and partnerships	2,247	3,134	(2,222)
Net income	$50,823	$49,877	$208,655
Less: net income attributable to non-controlling interests	(366)	(243)	(1,917)
Net income attributable to Elbit Systems Ltd.'s shareholders	$50,457	$49,634	$206,738

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$1.18	$1.16	$4.84
Diluted net earnings per share	$1.18	$1.16	$4.84

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,753	42,751	42,753
Shares used in computation of diluted earnings per share	42,756	42,753	42,753

(*) Financial expenses in the first quarter of 2019 included exchange rate differences of $9.3 million on lease contracts as a result of the implementation of ASC 842.

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$50,823	$49,877	$208,655
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,206	27,766	118,205
Adjustment to fair value investment	—	—	13,334
Stock-based compensation	1,090	—	1,387
Amortization of Series A Notes premium and related issuance costs, net	(23)	(23)	(92)
Deferred income taxes and reserve, net	4,072	2,612	13,724
Loss (gain) on sale of property, plant and equipment	(459)	(37)	2,080
Loss (gain) on sale and revaluation of investments	116	620	(41,822)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	(897)	(1,845)	17,929
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade and unbilled receivables and contract assets and prepaid expenses	62,262	22,659	(89,099)
Increase in inventories, net	(72,062)	(85,896)	(117,221)
Decrease in trade payables, other payables and accrued expenses	(48,830)	(149,991)	(89,956)
Severance, pension and termination indemnities, net	5,126	1,336	(31,363)
Increase (decrease) in contract liabilities	12,093	(14,952)	185,898
Net cash provided by (used in) operating activities	46,517	(147,874)	191,659

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(27,140)	(25,267)	(102,301)
Acquisition of subsidiaries and business operations	(5,601)	(4,000)	(504,447)
Investments in affiliated companies and other companies	(1,350)	(350)	(7,538)
Deconsolidation of subsidiary	—	—	(2,873)
Proceeds from sale of property, plant and equipment	983	233	4,388
Investment in long-term deposits	—	(141)	(183)
Proceeds from sale of long-term deposits	—	—	82
Investment in short-term deposits and marketable securities	(15,649)	(2,835)	(10,361)
Proceeds from sale of short-term deposits and marketable securities	20,584	13,484	30,363
Net cash used in investing activities	(28,173)	(18,876)	(592,870)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	—	48	48
Repayment of long-term loans	(893)	(14)	(775)
Proceeds from long-term loans	—	340,000	342,528
Repayment of Series A Notes	—	—	(55,532)
Dividends paid	—	—	(75,305)
Change in short-term bank credit and loans, net	(41,271)	(114,863)	242,652
Net cash (used in) provided by financing activities	(42,164)	225,171	453,616

Net increase (decrease) in cash and cash equivalents	(23,820)	58,421	52,405
Cash and cash equivalents at the beginning of the year	208,479	156,074	156,074
Cash and cash equivalents at the end of the period	$184,659	$214,495	$208,479

* Dividend received from affiliated companies and partnerships	$1,350	$1,289	$15,707

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Three Months Ended March 31,				Year Ended December 31,
	2019		2018		2018
	$ millions	%	$ millions	%	$ millions	%
Airborne systems	368.3	36.1	311.0	38.0	1,470.1	39.9
C4ISR systems	243.6	23.8	275.2	33.6	1,130.1	30.7
Land systems	303.4	29.7	114.4	14.0	649.1	17.6
Electro-optic systems	77.9	7.6	88.0	10.8	333.9	9.1
Other (mainly non-defense engineering and production services)	28.5	2.8	29.9	3.6	100.5	2.7
Total	1,021.7	100.0	818.5	100.0	3,683.7	100.0

Consolidated Revenues by Geographical Regions:

	Three Months Ended March 31,				Year Ended December 31,
	2019		2018		2018
	$ millions	%	$ millions	%	$ millions	%
Israel	261.9	25.6	185.6	22.7	740.2	20.1
North America	275.6	27.0	208.7	25.5	979.2	26.6
Europe	196.5	19.2	152.7	18.7	737.1	20.0
Asia-Pacific	216.6	21.2	173.6	21.2	791.8	21.5
Latin America	31.8	3.1	40.2	4.9	192.4	5.2
Other countries	39.3	3.9	57.7	7.0	243.0	6.6
Total	1,021.7	100.0	818.5	100.0	3,683.7	100.0